Exhibit d(ii)

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made as of July 22, 2025, by and between of Anebulo Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the Person set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner of the number of shares of the common stock of the Company set forth opposite the Stockholder’s name on Schedule A (all such shares set forth on Schedule A being referred to herein as the “Subject Shares”); and

WHEREAS, the Company has called a special meeting of stockholders (the “Special Meeting”) to be held virtually on August 22, 2025, at 9:00 a.m. (Central Time); and

WHEREAS, at the Special Meeting, the Company’s stockholders will be asked to consider and vote upon a proposal to amend the Company’s Second Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at a ratio of not less than 1-for-2,500 and not greater than 1-for-7,500, with the exact ratio to be set within the Range without further approval or authorization of the Company’s stockholders and at the discretion of the Company’s Board of Directors (the “Board”) and included in a public announcement, subject to the authority of the Board to abandon such amendment (“Reverse Stock Split Proposal”); and

WHEREAS, if approved, the Reverse Stock Split Proposal will enable the Company to “go private” and therefore by approving the Reverse Stock Split, the Company’s stockholders are in effect authorizing the Board to effect a “going private” transaction (“Going Private Transaction”) and terminate the registration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, and suspend the Company’s duty to file periodic reports and other information with the Securities and Exchange Commission under Section 13(a) thereunder, and to delist the Common Stock from the Nasdaq Capital Market; and

WHEREAS, the Company has advised the Stockholder if the Stockholder does not support and vote in favor of the Reverse Stock Split Proposal and provide the waivers contained herein the Company will not proceed with, and will abandon, the Reverse Stock Split Proposal given the Company’s contractual obligations to the Stockholder and the size of the Stockholder’s equity holdings in the Company.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

The Stockholder hereby covenants and agrees that at the Special Meeting, and at every adjournment or postponement thereof, the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote the Subject Shares that the Stockholder beneficially owns and has in its control at the time of such meeting in favor of the Reverse Stock Split Proposal, as well as in favor of an adjournment of any such meeting of the Company’s shareholders for purposes of obtaining further votes in favor of the Reverse Stock Split Proposal (the “Adjournment Proposal”). The Stockholder shall retain at all times the right to vote the Subject Shares in Stockholder’s sole discretion and without any other limitation on those matters other than the Reverse Stock Split Proposal and the Adjournment Proposal that are at any time or from time to time presented for consideration to the Company’s stockholders.

The Stockholder further consents to the Company’s plan to effect the Going Private Transaction and in connection therewith hereby waives the Company’s compliance with the provisions of Section 4.2, entitled “Furnishing of Information”, Section 4.7, entitled “Use of Proceeds”, Section 4.10, “Listing of Common Stock” and Section 4.17 “Registration Statement”, as set forth in that certain Securities Purchase Agreement, dated December 22, 2024, by and between the Company and the Stockholder (the “Purchase Agreement”). For the avoidance of doubt, the Company shall have no further obligation to file any reports under the Exchange Act pursuant to Section 4.2 of the Purchase Agreement even if the Company is not then subject to the reporting requirements of the Exchange Act. In addition, the Stockholder waives any further covenants that would be triggered by the Going Private Transaction.

Stockholder agrees that, Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, gift, pledge or convey any legal or beneficial ownership interest in, or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of law, or otherwise), or encumber (each, a “Transfer”), any of the Subject Shares or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of any of the Subject Shares or Stockholder’s voting or economic interest therein that would have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder. Any attempted Transfer of the Subject Shares or any interest therein in violation hereof shall be null and void.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and shall be delivered to the Stockholder at the e-mail address or facsimile number on the signature page hereto.

This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, letters and understandings relating to the subject matter hereof and are fully binding on the parties hereto.

This Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. This Agreement may be executed and accepted by facsimile or PDF signature and any such signature shall be of the same force and effect as an original signature.

The terms of this Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

This Agreement may not be amended or modified except in writing signed by each of the parties hereto.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

The Mangrove Partners Master Fund, Ltd., By: Mangrove Partners, its investment manager,

Ward Dietrich
(Print Name of Stockholder)

/s/ Ward Dietrich
(Signature)

Ward Dietrich, COO

(Name and Title of Signatory, if Signing on Behalf of an Entity)

[Signature Page to Support Agreement – Anebulo Pharmaceuticals, Inc.]

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SCHEDULE A

Stockholder	Shares of Common Stock Beneficially Owned
The Mangrove Partners Master Fund, Ltd.	2,525,252
Shares held on swap	399,219

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